Exhibit 99.3

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

January 31, 2013	Trading Symbol: TSX – OLE
OTC/BB – OLEPF

OROMIN ANNOUNCES POSITIVE RESULTS FOR THE UPDATED 2013 HEAP LEACH PRELIMINARY ECONOMIC ASSESSMENT AT THE OJVG GOLD PROJECT IN SENEGAL

Oromin Explorations Ltd. (“Oromin” or the “Company”), on behalf of Oromin Joint Venture Group Ltd. (“OJVG”), is pleased to announce results for its updated 2013 Heap Leach Preliminary Economic Assessment (“2013 HL PEA”) for its OJVG Gold Project (the “Project”) in Senegal, West Africa. The 2013 HL PEA was compiled by Oromin under the direction of its V.P. of Engineering, Ken Kuchling, P.Eng., with the assistance of external independent consultants, including SRK Consulting (Canada) Ltd. (“SRK”) who completed all of the resource models. The 2013 HL PEA is an update to the Project’s 2011 heap leach PEA (“2011 HL PEA”) completed by SRK and Ausenco Solutions Canada Inc. (“Ausenco”). The PEA has been completed concurrently with the Company’s recently announced 2013 CIL feasibility study (“FS”) update. The 2013 HL PEA evaluates deposits and potential mineable resources that are not included as part of the 2013 CIL FS. All figures presented are in US Dollars.

HIGHLIGHTS

  Several open pit gold deposits will provide a heap leach production period of just over 14 years

  Average annual heap leach gold production for first full three years of production is 36,000 ounces per year at a $760 operating cash cost per ounce

  Average annual life of mine (“LOM”) heap leach gold production is 27,000 ounces per year at an operating cash cost of $929 per ounce

  Average LOM gold recovery of 70%

  Estimated start-up capital cost of $54 million including $10.5 million contingency

  At a gold price of $1550/oz Net Present Value (“NPV”) pre-tax of $98 million and after- tax of $76 million at a 5% discount rate generating an after-tax internal rate of return (“IRR”) of 36% with an 1.9 year payback

  Current heap leach resources justify throughput expansion towards increased annual gold production

  All heap leach deposits remain open to expansion

Project Summary

The heap leach project can be developed, as originally proposed in the 2011 HL PEA, by open pit mining methods with material trucked from various deposits to a central plant for crushing, agglomeration, and heap leaching (Oromin news release of May 5, 2011). In order to remain consistent with the 2011 study, no change in the original 2 million tonnes per year production rate was assumed, although the defined production tonnage indicates that a heap leach capacity increase may be warranted.

The production plan envisioned in the 2013 HL PEA is based on a potentially mineable portion of the indicated plus inferred mineral resource of 28.4 million tonnes at a grade of 0.61 g/t containing 560,000 ounces of gold which will be mined over a 14 year mine life. The average annual production for the first 3 years is approximately 36,000 ounces of gold per year at an average operating cost of $760 per ounce, and over the mine life, approximately 27,000 ounces of gold per year at an average operating cost of $929 per ounce.

The 2013 HL PEA is considered preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration or to mineral reserves once economic considerations are applied. Therefore, there is no certainty that the production profile contemplated in the 2013 HL PEA will be realized.

The economic modeling in the 2013 HL PEA for the OJVG Gold Project indicates positive economics. At a gold price of $1,550 per ounce, the heap leach aspect of the OJVG Gold Project yields a positive after-tax NPV of $76.4 million at a 5% discount rate. The after-tax IRR is 36 % and payback is only 1.9 years from initial gold production.

Exploration potential is considered excellent at the known heap leach gold deposits, which all remain open to further expansion as well as throughout the entirety of the Project area where more than a dozen newly identified exploration targets and prospects have been identified thus far. This exploration upside could support extending the processing life in the future, and would likely support an expanded operating capacity.

The indicated and inferred resources for the heap leach deposits outlined in Table 2, represent the starting point from which the potential mineable resources in Table 1 have been determined.

It is important to note that the recoverable heap leach gold ounces are derived from separate deposits or in the case of Masato, from low grade mineral resources that are below cut-off grade for the CIL mill facility proposed in the 2013 FS. As such, any potential value of recoverable heap leach gold ounces would be in addition to those defined in the 2013 CIL FS plan (Oromin news release of January 31, 2013). Table 1 summarizes, for each deposit, the potential mineable portion of the resource used to develop the heap leach production plan. Some of the smaller heap leach deposits have not been included in the production plan at this time.

Table 1: Potential Mineable Resources for Heap Leach Deposits
Effective Date: January 31, 2013

	Diluted Tonnes	Diluted Grade	Contained Ounces
Deposit	(000’s)	(g/t Au)	(Au)
Niakafiri Southeast
Oxide	4,146,000	0.79	104,900
Sulphide	1,611,000	0.80	41,400
Niakafiri Southwest
Oxide	1,376,000	0.54	23,700
Sulphide	2,103,000	0.54	36,800
Maki Medina
Oxide	1,597,000	0.69	35,600
Sulphide	777,000	0.75	18,700
Kobokoto
Oxide	1,068,000	0.81	27,900
Sulphide	328,000	0.97	10,200
Mamasato
Oxide	356,000	0.95	10,900
Sulphide	358,000	1.49	17,200
Sekoto
Oxide	579,000	0.66	12,300
Sulphide	3,000	0.59	100
Sub-Total
Oxide	9,122,000	0.73	215,300
Sulphide	5,180,000	0.75	124,400
Masato
Oxide	2,157,000	0.34	23,600
Sulphide	11,969,000	0.51	196,500
Total
Oxide	11,279,000	0.66	238,900
Sulphide	17,149,000	0.58	320,900
Total Combined	28,428,000	0.61	559,800

2012 Mineral Resource Estimate

Table 2 summarizes the mineral resources for all of the CIL and heap leach deposits identified to date and announced in Oromin’s news release dated October 1, 2012. That news release includes details of SRK’s mineral resource estimates and methodology. Mineral resources are inclusive of the Project’s newly defined probable mineral reserves as outlined in the 2013 feasibility study update (Oromin news release of January 31, 2013).

Table 2: OJVG MINERAL RESOURCE ESTIMATE
Effective Date: SEPTEMBER 28, 2012

Deposit	Resource Category	Tonnage	Grade	Gold Ounces
		(000's)	g/t Au	(000’s)
Golouma	Indicated	13,685	3.18	1,400
Masato	Indicated	44,970	1.34	1,933
Sub total	Indicated	58,655	1.77	3,333
Heap Leach	Indicated	16,551	0.84	445
TOTAL	Indicated	75,206	1.56	3,778

Golouma	Inferred	5,455	3.43	601
Masato	Inferred	3,527	1.13	128
Sub total	Inferred	8,982	2.52	728
Heap Leach	Inferred	8,346	0.87	234
TOTAL	Inferred	17,329	1.73	963

The Golouma deposits include the Golouma (West/South/Northwest), Kerekounda and Kourouloulou deposits and together with the Masato deposit comprise the 4 CIL deposits subject to the FS. The Heap Leach category includes the Niakafiri Southeast, Niakafiri Southwest, Maki Medina, Kobokoto, Mamasato, Sekoto, Kinemba, Koulouqwinde, Koutouniokolla, and Kouroundi deposits. Tonnage and grades for the open pit portions of all deposits have been constrained by an optimized Whittle pit based on a $1500 per ounce gold price and the proposed mining and processing related costs. Tonnages and grades for Masato as well as the Golouma category deposits assume CIL processing methods and were calculated at gold cut-off grades of 0.32 g/t for sulphide material and 0.15 g/t for oxide material. Tonnages and grades for the Heap Leach category deposits assume heap leach processing methods and were calculated at gold cut-off grades of 0.24 g/t for sulphide material and 0.15 g/t for oxide material. Underground resources reported below the optimized pits for all of the deposits are reported using a 1.0 g/t cut-off grade. The detailed SRK resource reporting methodology is summarized in Oromin’s October 1, 2012 news release.

The total indicated resource for all deposits at the OJVG Gold Project is 75.21 million tonnes grading 1.56 g/t Au containing 3.78 million ounces of gold. The total inferred resource for all deposits at the Project is 17.33 million tonnes grading 1.73 g/t Au containing 0.96 million ounces of gold.

From the above Table, the heap leach deposits’ total indicated resource of 16.55 million tonnes grading 0.84 g/t Au containing 445,000 ounces of gold, the inferred resources of 8. 35 million tonnes grading 0.87 g/t Au containing 234,000 ounces of gold plus the low grade mineral resources from Masato (that are within the final reserve pit, but below cut-off grade for the CIL mill facility proposed in the 2013 feasibility study and referred to on Page 3), provided the resource base for the 2013 HL PEA. Pit optimizations were completed for each of the heap leach deposits in order to quantify the material that would be considered as potentially mineable for use in the production plan. Ultimately the 2013 HL PEA considered the development of six of the ten heap leach deposits that were deemed of sufficient size to warrant development at this stage.

Mining and Production

The low grade material resources from Masato and open pit heap leach deposits at the OJVG Gold Project will produce a total of 28.4 million tonnes (Mt) of heap leach feed and 52.5 Mt of waste rock over a 14 year mine operating period. The heap leach stacking rate assumed is 2.0 million tonnes per year. Given the size of the potential tonnage, an increase in production rate may improve the heap leach economics significantly.

Average annual gold production for the initial 3 years of full production beginning in 2016 is expected to be 36,000 ounces. Over the 14 year project life, total gold production is estimated to be 390,000 ounces.

The open-pit shells were initially optimized by applying economic factors for a gold price of $1,250/ounce, mining dilution, heap leach recovery, operating costs, refining/transport costs and royalties. Operational pits were then designed in order to estimate the potential mineable portion of the resource for use in the production plan.

Processing

Heap leach metallurgical test work was completed on three Masato composites, four Niakafiri Southeast composites, and one Niakafiri Southwest composite. These three deposits provide about 80% of the total heap leach tonnage. Test work consisted of bottle rolls on fine grind and coarse grind samples, as well as column leach tests. No test work has yet been completed on the other heap leach deposits.

The average overall gold recovery from the bottle roll and column leach test work to date is 74% based on 82.5% for the oxide material and 60.9% for the fresh rock material. For the purposes of the 2013 HL PEA recoveries of 82.5% for oxide and 60% for sulphide rock have been assumed for all deposits under consideration, resulting in an overall average heap leach recovery of 70%.

Capital and Operating Costs

The capital and operating costs for the heap leach operation are assumed to be incremental to the costs for the CIL project. For example, general site facilities and administration services will be borne by the CIL project and hence only specific costs for bringing on the heap leach operation are considered. Preproduction development capital as of Q1 2013 for project facilities relating to the heap leach project is estimated to be approximately $54 million to an estimated accuracy of +/-35%. This estimate includes the construction of the heap leach pad and associated dams, process plant and associated services and reagent facilities, local power supply, site construction costs, and an overall project contingency of 25%.

The estimated operating costs for the heap leach project are set out in Table 3. It is assumed that all mining will be done by a mining contractor for the heap leach pits.

Table 3: Heap Leach Operating Cost Assumptions

	Oxide Material	Sulphide Material
Mining Cost ($/t material)	$1.70	$2.38
Heap Leaching cost ($/t feed)	$6.18	$6.73
Feed transport cost ($/t-km)	$0.12	$0.12
G&A Cost (incremental)	$0.11	$0.11

Cash Flow Analysis

Project economics were evaluated using varying gold prices. For each economic scenario the gold price was fixed throughout the project life and all cash flows are based on the same production mine plan. Three gold prices were used in the cash flow analysis: $1,350/oz, $1,550/oz and $1,750/oz.

The assumptions used in the economic modelling include:

  5% discount rate for NPV calculation;

  Exclusion of all duties and taxes for our tax-exempt period ending in January 2018 with a 15% import duty applied to 80% of operating costs starting in year 2018 and a 30% corporate income tax starting in year 2018;

  3% government royalty on payable gold revenue;

  100% payable gold with a $7.00/oz offsite cost;

  All pre-2015 costs assumed to be sunk costs with economic analysis beginning in 2015 (2015 is Year -1);

  Commercial plant production begins January 2016.

The economic analysis results are summarized in Table 4:

Table 4: Cash Flow Analysis Results

Parameter	Unit
		$1250/oz Au	$1550/oz Au	$1750/oz Au
Off site gold cost	$/oz	7.00	7.00	7.00
Heap Leach feed mined	Mt	28.4	28.4	28.4
Average grade	g/t Au	0.61	0.61	0.61
Average process recovery	%	70.%	70.%	70.%
Gold produced	M. oz.	389,600	389,600	389,600
Unit operating cost per tonne processed	$/t	$12.70	$12.70	$12.70
Unit operating cost per oz	$/oz Au	$929	$929	$929
Pre-production capital cost	$M	$ 54.0	$ 54.0	$ 54.0
Total capital cost (Life of mine)	$M	$ 69.0	$ 69.0	$ 69.0
Pre-tax NPV0%	$M	$76.6	$152.2	$227.8
Pre-tax NPV5%	$M	$45.2	$98.3	$151.4
Pre-tax IRR	%	24%	41%	56%
After-tax NPV0%	$M	$60.7	$118.8	$176.3
After-tax NPV5%	$M	$34.8	$76.4	$117.6
After-tax IRR	%	21%	36%	51%
After-tax payback period	years	2.9	1.9	1.6

The results of the economic analysis indicate that the project demonstrates positive economics for all three gold price scenarios.

As part of the on-going advanced study of the OJVG Gold Project, further optimizations will be done to determine the optimal allocation of material between the CIL plant and the heap leach plant based on specific cost and recovery parameters for each deposit and each processing method.

Qualified Persons

Ken Kuchling, P. Eng., is a qualified person for the purposes of National Instrument 43-101, and has reviewed and verified the technical data disclosed in this news release. The Resources and Reserves estimations have been undertaken by SRK Consulting (North America). Certification by the relevant Qualified Persons that participated in the completion of the HL PEA under the direction of Mr. Kuchling, will be included in the final technical report.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

[Refer to the “Cautionary Statements” on the following page.]

Cautionary Statements

This press release contains certain forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”). Specifically, this press release has as its principal subject a preliminary economic analysis (the “2013 HL PEA”) as at January 2013 prepared by our independent consultants working in conjunction with in-house staff. In addition, this release A) makes reference to a mineral resource estimate as at September 2012, as set out in our news release filed on SEDAR October 1, 2012 (the “2012 Resource Estimate”), B) makes reference to our preliminary economic assessment of the viability of heap leach processing filed on SEDAR May 5, 2011 (the “2011 PEA”, and C) makes reference to a feasibility study update also issued today, January 31, 2013 and filed on SEDAR (the “2013 Feasibility Update”)). It is emphasized to readers that any mineral resource estimate, preliminary economic assessment or feasibility study is based upon assumptions about such factors as extent and continuity of mineralization, rock density, and variation between predicted and actual deposit shapes. In addition any preliminary economic assessment or feasibility study is based upon assumptions about such factors as availability of capital for development, commencement of construction, capital costs, ore grade, anticipated gold production, gold recovery, cash operating costs and other costs, expected mine life, projected internal rate of return, projected payback period, sensitivity to metal prices and other sensitivities, and assumptions underlying any financial analysis. Statements based on such assumptions may be viewed as forward-looking statements.

Any company contemplating the development of a mineral resource is subject to such risks and uncertainties as commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, market competition, ongoing relations with employees and impacted communities, general economic conditions and other risks involved in the mineral exploration and development industry, as well as those risk factors discussed in the section entitled “Description of Business - Risk Factors” in Oromin’s Annual Information Form filed on SEDAR May 29, 2012. Statements based on such assumptions may be viewed as forward-looking statements.

The operating and capital costs in the 2013 HL PEA were developed to be reasonable estimates within industry benchmarks. The 2013 HL PEA uses estimates of gold prices in line with norms currently used in our industry. There is no certainty that the results of the 2013 HL PEA will ever be realized. Should one or more of the risks or uncertainties involved in forward-looking statements relating to the 2013 HL PEA materialize, or should the assumptions underlying the 2013 HL PEA prove incorrect, actual results of the 2013 HL PEA may vary materially from those anticipated, believed, estimated or expected. Statements based on such assumptions may be viewed as forward-looking statements.

In addition to the forward-looking statements associated with resource estimates and the 2013 HL PEA, this news release contains other forward-looking statements associated with the following matters: references to the 2013 CIL Feasibility Study on pages 1, 2 and 4; references to exploration potential and to deposits remaining open to further expansion on page 2; the assumption about mining being done by a contractor on page 5; and discussions of an on-going advanced study and further optimizations on page 6.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which are beyond Oromin’s ability to predict or control and may cause Oromin’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This document uses the terms “indicated mineral resources” and “inferred resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, they are not recognized by the SEC. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases, such as with an initial PEA. The 2013 HL PEA is not an initial PEA. The SEC, normally, only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade, without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.